2Q 2025 Results

LATAM achieves a 12.9% adjusted operating margin, a 3.9 percentage point annual increase, with 8.3% capacity growth in the second quarter, demonstrating consistent profitable growth

Santiago, Chile, July 28, 2025 – LATAM Airlines Group S.A. (NYSE: LTM; SSE: LTM) announced today its consolidated financial results for the second quarter ending June 30, 2025. References to "LATAM", "LATAM Airlines Group", the “Company” or the "parent company" pertain to LATAM Airlines Group S.A., and references to “LATAM group,” “we,” “us,” “our,” or the “group” refer to LATAM Airlines Group S.A. and its consolidated affiliates, both passenger and cargo affiliates. LATAM prepares its financial statements under IFRS as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an adapted US Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. A table reconciling the figures adjusted for Special Items to their as-reported IFRS figures can be found at the end of the report. All figures in this report are expressed in U.S. dollars. Percentages and certain U.S. dollar, Chilean peso and Brazilian real amounts contained in this report have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. The Brazilian real / U.S. dollar average exchange rate for the quarter was BRL 5.66 per USD (compared to BRL 5.21 per USD in 2Q 2024)

HIGHLIGHTS

Key Financial Results and Indicators	2Q25	2Q24	Var.
Total Revenues (US$ million)	3,279	3,030	+8.2%
Adjusted EBITDAR (US$ million)	850	619	+37.4%
Adjusted EBITDAR Margin	25.9%	20.4%	+5.5pp
Adjusted Operating Income (US$ million)	423	274	+54.4%
Adjusted Operating Margin	12.9%	9.0%	+3.9pp
Net Income attributable to owners of the parent company (US$ million)	242	146	+66.0%
Net Income Margin	7.4%	4.8%	+2.6pp
Adjusted Passenger CASK ex-fuel (US$ cents)	4.3	4.1	+3.8%

•LATAM Airlines Group delivered its strongest-ever second quarter, reporting historic highs in operating revenue, adjusted EBITDAR, adjusted operating income, margins and net income, underscoring the value of its business model, solid strategy, strong execution and favorable fuel environment.

•During the second quarter of 2025, LATAM group’s consolidated capacity increased by 8.3% compared to the same period of 2024. The quarter reflected solid operational performance, with a consolidated load factor of 83.5%, improving 1.2pp year-over-year, driven by a strong international load factor of 84.8%, as well as improvement in LATAM Airlines Brazil's domestic operations, where load factor rose to 82.6%, representing a 2.8pp increase year-over-year.

•LATAM returned a total of US$445 million to shareholders during the second quarter of 2025—US$293 million through the payment of 2024 dividends and US$152 million via its first share repurchase program—reinforcing the group’s strong financial position and capital allocation discipline.

•The Company ended the quarter with US$3.6 billion in liquidity, equivalent to 27.2% of last twelve months’ revenues, and maintained an adjusted net leverage of 1.6x, demonstrating a solid balance sheet and continued financial discipline.

•In an Extraordinary Shareholders’ Meeting held on June 26, 2025, a second share repurchase program of up to 3.4% of outstanding shares was approved. Under this framework, the Board of Directors authorized a second 30-day local pro-rata OFB (Oferta Firme en Bloque) mechanism for up to 2.4% of the shares, which was launched on July 1st at CLP$19.00 per share, and will remain effective until July 30th. This second program reflects the group’s strong financial position and commitment to shareholder return.

•LATAM Airlines Group has fully extinguished its high interest rate debt stemming from 2022. On June 26th, the group also announced its successful debt refinancing, which contemplated the issuance of US$800 million in senior secured notes in the international market, with a coupon of 7.625%, maturing in 2031. Proceeds were used to prepay the US$700 million in high-cost 2029 notes (13.375%), thus reducing the interest rate by over 570 bps.

2Q 2025 Results

LATAM's total weighted average cost of debt was reduced by 94bps. The transaction is expected to generate US$33 million in annual net savings in interest payments, with a one-time US$104 million non-operating Income Statement impact in the third quarter of 2025.

•In June, LATAM received nine Skytrax World Airline Awards, including Best Airline in South America for the sixth consecutive year, and Best Airline Staff in South America for the fourth year in a row. Notably, 2025 marked the first time that LATAM won every Skytrax award available in the South American category, including awards for best business and economy class, onboard catering, cabin cleanliness, crew and lounges.

•As part of its commitment to sustainability, LATAM continued to strengthen its Fuel Efficiency Program by implementing a performance monitoring software across the entire fleet that has the potential to reduce annual fuel costs by nearly 8,000 tons of CO2 per year. Since its launch in 2010, the Fuel Efficiency Program has helped LATAM avoid more than 5.6 million tons of CO2.

MANAGEMENT COMMENTS - SECOND QUARTER 2025

The second quarter of 2025 reaffirmed LATAM group’s ability to deliver profitable growth with consistency and discipline, despite seasonality and global macroeconomic uncertainty. It marked LATAM’s strongest second-quarter performance on record, across financial and operational metrics, highlighting the structural strength of its business model.

Demand remained robust throughout the quarter, reflecting the continued preference of passengers for LATAM group’s differentiated value proposition. In line with its commitment to delivering a superior travel experience, the group continued investing in the premium segment, launching its new Business Class Suites across the wide-body fleet—featuring suites with doors, a first in South America— enhancing comfort and privacy for long-haul travelers. In parallel, LATAM group announced an investment to equip all wide-body aircraft with onboard Wi-Fi starting in 2026. These initiatives were complemented by the debut of the Signature Check-in at the new Lima Airport, further reinforcing the group’s premium offering. Customer satisfaction (via Net Promoter Score, NPS) remains at all-time high levels, evidencing the positive results of these investments and the continued customer preference across its network.

Operational growth remained a key driver of performance. LATAM group has been increasing capacity, while the global aviation industry continues to face supply chain challenges affecting aircraft availability. The group has continued to receive aircraft in line with its fleet plan. During the quarter, LATAM group incorporated twelve aircraft (10 A320neos, 1 A321neo and 1 A330 via short-term lease) totaling 14 aircraft received so far in 2025.

This continued fleet expansion has allowed LATAM group to reinforce its growth strategy by allocating capacity to attractive affiliate markets. LATAM Airlines Brazil launched six new domestic routes and expanded regional operations to and from Argentina. Growth in Brazil also benefited from the resumption of operations at Porto Alegre airport, which had been closed in the second quarter of 2024 due to flooding. Internationally, LATAM group expanded its Joint Venture with Delta Air Lines through the inclusion of Argentina in the agreement scope, improving the connectivity between South America and North America.

“Our second-quarter results clearly demonstrate the operational and financial strength of the group, and its ability to navigate a volatile and uncertain macroeconomic environment,” said Ricardo Bottas, CFO of LATAM Airlines Group. “LATAM group remains firmly committed to the disciplined execution of our profitable growth strategy, investing continuously in product and service enhancements, focused on initiatives that elevate the customer experience across the group's network”

Entering the second half of the year, the group continues to demonstrate that in the face of external challenges, its business diversification, cost discipline, and the flexibility to reallocate capacity provide the foundation to meet its commitments. LATAM group remains focused on disciplined execution, leveraging its strengths for profitable growth and reinforce its market share growth in the region.

2Q 2025 Results

MANAGEMENT DISCUSSION AND ANALYSIS OF SECOND QUARTER 2025 RESULTS

Total operating revenues amounted to US$3,279 million in the second quarter, an increase of 8.2% compared to the same period of 2024, explained by a 8.5% increase in passenger revenues and a 10.2% increase in cargo revenues. For the second quarter of 2025, passenger and cargo revenues accounted for 86.1% and 12.8% of total operating revenues, respectively.

•Passenger revenues amounted to US$2,824 million in the second quarter, increasing 8.5% versus the same period of 2024. This was driven mainly by an 8.3% capacity increase during the quarter, measured in ASKs, while passenger unit revenue (PRASK) had a slight increase of 0.2%, reaching US$6.9 cents.

•Cargo revenues amounted to US$419 million in the second quarter, increasing 10.2% versus the same period of 2024. Increasing unit revenue and capacity contributed to the additional revenue generated. Cargo capacity, measured in ATK, grew by 3.9%, while unit revenue, measured in RATK, increased by 6.0%, mainly driven by continued strong southbound demand from Europe and North America to South America and supported by a positive Mother's Day season in which LATAM cargo affiliates transported over 25,000 tons of flowers.

•Other income amounted to US$36 million in the second quarter, a decrease of US$11 million compared to the same period of 2024.

Total adjusted operating expenses reached US$2,856 million during the quarter, increasing 3.6% versus 2Q24. This slight increase was primarily driven by an 8.3% increase in passenger operations, partially offset by a 16.1% reduction in average jet fuel prices (including hedges) and a 8.6% depreciation of the Brazilian real.

The changes in adjusted operating expenses during the quarter were mainly explained by:

•Wages and benefits rose 10.7% year-over-year, primarily due to a 6.8% increase in the average headcount of the group, particularly in cabin crew, in line with the increase in passenger operations.

•Aircraft fuel costs decreased 10.6% versus the same period of 2024, driven by a 16.1% decrease in the average jet fuel price (including hedges) and a 6.5% increase in fuel consumption associated with the expansion of operations.

•Commissions to agents increased 5.3% compared to 2Q24, reflecting the increased level of operations and partially offset by a greater penetration of digital direct sales.

•Depreciation and amortization increased 23.9% versus 2Q24, primarily due to a higher average number of aircraft in the fleet. During the second quarter of 2025, LATAM group operated an average of 355 aircraft, up from 338 aircraft in the same period last year. The increase is also driven by a shift in fleet composition, as the group continues incorporating newer and higher-value aircraft as part of its fleet renewal strategy.

•Other rental and landing fees increased 1.2% year-over-year. Despite increased international operations (+9.6% vs 2Q24), this expense line was positively impacted by lower airport fees and handling costs.

•Passenger services expenses increased 9.6% versus the same period of 2024, explained by the 8.3% growth in capacity during the quarter and a more significant international mix in operations (+9.6% vs 2Q24).

•Aircraft maintenance expenses totaled US$178 million, corresponding to a 11.3% increase versus 2Q24 related to an increased level of operation and cost escalation driven by supply chain issues.
•Other operating expenses increased 14.7% compared to 2Q24 and amounted to US$366 million. This variation was mainly driven by higher crew-related expenses associated with the increased level of operations.

•Other gains and losses totaled US$13 million in gains for the second quarter, primarily due to the impact related to early termination of aircraft under operating leases that consequently transitioned to finance leases, and partially offset by labor contingencies in Argentina.

2Q 2025 Results

Non-operating results

•Interest income amounted to US$27 million in the quarter, with a slight decrease of US$4 million. The decline was explained by lower interest rates following the U.S. Federal Reserve's rate cuts, while the average cash balance remained at similar levels compared to the same period of last year.

•Interest expense decreased 18.0% versus 2Q24, to US$155 million during the quarter, mainly explained by the interest rate savings obtained from the liability management completed in October 2024.

•Foreign exchange gains and losses amounted to US$51 million in losses in the second quarter of 2025, driven by the appreciation of the Brazilian Real compared to March 31, 2025. This line reflects the net balance sheet effect of holding a strong U.S. Dollar-denominated asset position, larger than its liabilities, in its Brazilian affiliate. As such, when local currencies depreciate, the net value of these assets increases, resulting in a non-operational gain in the Income Statement. Conversely, currency appreciation leads to a loss. It is worth mentioning that this is a non-cash effect in the Income Statement.

•Result of indexation units amounted to US$0.9 million in the quarter, a decrease compared to the same period of 2024 mainly due to lower inflation rates (CPI) compared to the same period of 2024, as well as a reduced hyperinflation adjustment linked to lower labor contingency expenses in Argentina.

•Net income attributable to the owners of the parent company during the quarter amounted to US$242 million, an increase of 66.0%. Net income attributable to owners of the parent company serves as the basis for calculating dividend distributions.

2Q 2025 Results

LIQUIDITY AND FINANCING

LATAM Airlines Group ended the period with cash and cash equivalents of US$2,069 million (+5.7% vs December 31, 2024). During the first half of the year, it generated US$1,338 million in adjusted operating cash flow and achieved a positive net cash generation of US$111 million, even after returning US$445 million to shareholders. Additionally, LATAM has US$1,575 million in available and fully undrawn revolving credit facilities (“RCF”). Liquidity as a percentage of revenues of last twelve months stood at 27.2%.

LATAM has total gross debt of US$7.5 billion and net debt of US$5.4 billion. At the end of the period, LATAM's adjusted net leverage was 1.6x.

During the quarter, on June 26th, LATAM group announced the successful refinancing of its remaining high-interest rate debt from 2022 through the issuance of US$800 million in senior secured notes in the international market, with a coupon of 7.625% and maturity in 2031. The proceeds were used to prepay US$700 million in high-cost notes (13.375%) due in 2029, thus reducing the interest rate by 570 bps. The settlement of the transaction was completed on July 7, 2025. As a result, the group extended its debt maturity profile. The next relevant financial maturities are now scheduled for 2030 and the total weighted average cost of debt was reduced by 94 bps. For illustrative purposes, the debt maturity table is presented on a pro forma basis including this transaction:

Financial Debt Composition (Pro forma as of July 7)	Nominal Value (million)	Interest Rate	Maturity
2030 Senior Secured Notes	US$1,400	7.875%	2030
2031 Senior Secured Notes	US$800	7.625%	2031
Spare Engine Facility	US$275	SOFR 3M + 2.1%	2028
UF Bond	US$161	UF + 2.0%	2042
Fleet Financial Debt	US$1,671	5.86%	—
Total Financial Debt	US$4,306	6.82%	—

MARKET RISKS

LATAM’s fuel hedging policy has the main objective of protecting against medium-term liquidity risk from fuel price increases, while benefiting from fuel price reductions. Accordingly, LATAM hedges a portion of its estimated fuel consumption. Hedge positions per quarter for the next 12 months, as of June 30, 2025, are shown in the table below:

Fuel hedging	3Q25	4Q25	1Q26	2Q26
Hedge positions
Estimated Fuel consumption hedged	54%	47%	18%	15%

On the other hand, LATAM’s foreign exchange risk mainly comes from operations in currencies other than its functional currency, the US dollar. The largest operational cash flow exposure comes from the concentration of businesses in Brazil by LATAM Airlines Brazil, which are mostly denominated in Brazilian real. At a lower concentration, LATAM is also exposed to other currencies like the Euro, British Pound, and several Latin American currencies. BRL cash flow hedge positions per quarter for the next months, as of June 30, 2025, are shown in the table below:

FX hedging (BRL)	3Q25	4Q25	1Q26	2Q26
Hedge positions
Estimated cash flow mismatch hedged	59%	18%	0%	0%

2Q 2025 Results

LATAM FLEET PLAN

LATAM group’s fleet consists of 281 Airbus narrow-body aircraft, 3 Airbus wide-body aircraft under short-term leases, 56 Boeing wide-body aircraft and 20 Boeing cargo freighters, totaling 360 aircraft. During the second quarter, the group received 12 aircraft, including 10 Airbus A320Neo, 1 A321Neo and 1 A330 via short-term lease.

Consistent with the strategy, business development, and demand growth currently being experienced, medium-term opportunities for incremental growth have been identified in most markets where LATAM group affiliates operate. In this context, during the quarter, 11 additional A320 Neo family aircraft were secured for delivery in 2026, along with a decision to delay the progressive retirement of four of our A319 aircraft. Moreover, there may be potential opportunities for further growth over the next 2–3 years. In this context, LATAM group is analyzing the acquisition of additional aircraft from various manufacturers and lessors. This includes additions to its wide-body and narrow-body fleet, the latter including aircraft from the A320 family, as well as other smaller jets from manufacturers such as Airbus and Embraer. The primary focus of these additions will be to serve and grow passenger transportation within the region and cargo traffic in regional markets. As might be expected, the materialization of these options depends on several factors, including aircraft availability and the evolution of the markets in which the group operates. The group continues to maintain significant flexibility to adjust capacity as needed.

As of the date of publication, LATAM group has fleet commitment agreements with Airbus and Boeing for new aircraft and additionally has signed several contracts with lessors to receive both narrow-body Airbus and wide-body aircraft in the coming years, as detailed below:

Fleet Plan	2Q25	Projected as of the end of the year
		2025	2026	2027
Passenger Aircraft
Narrow Body
Airbus Ceo Family	224	223	221	204
Airbus Neo Family	57	68	93	108
Total NB	281	291	314	312

Wide Body
Boeing 787	37	38	41	41
Other	22	22	19	19
Total WB	59	60	60	60

TOTAL	340	351	374	372

Cargo Aircraft
Boeing 767-300F	20	20	19	19
TOTAL	20	20	19	19

TOTAL FLEET (end of the period)	360	371	393	391

AVERAGE FLEET	355	359	384	394

Note: This fleet plan considers LATAM group's best estimates for committed arrivals, current decisions regarding aircraft sales, retirements and lease extensions. In the Financial Statements, Note 13 describes the aircraft that are currently held for sale.

2Q 2025 Results

2025 GUIDANCE

Updated guidance for the full year 2025 issued on    July 28,    2025, as detailed below:

Indicator	Guidance	2025E (April 28th)			2025E Updated (July 28th)

Operating Indicators	Total ASK Growth vs 2024	7.5	% -	9.5%	8.5	% -	9.5%
	Domestic Brazil ASK Growth vs 2024	7.0	% -	9.0%	9.5	% -	10.5%
	Domestic Spanish Speaking Countries ASK Growth vs 2024	2.0	% -	4.0%	1.0	% -	2.0%
	International ASK Growth vs 2024	9.5	% -	11.5%	10.0	% -	11.0%
	Total ATK Growth vs 2024	1.0	% -	3.0%	2.5	% -	3.5%

Financial Indicators	Revenues (US$ billion)	13.8 -		14.2	14.0 -		14.2
	Adjusted CASK ex fuel[1] (US$ cents)	4.55 -		4.75	4.65 -		4.75
	Adjusted Passenger CASK ex fuel[1] (US$ cents)	4.15 -		4.35	4.25 -		4.35
	Adjusted Operating Income[2] (US$ billion)	1.80 -		2.05	2.00 -		2.15
	Adjusted Operating Margin[2]	13.0	% -	15.0%	14.0	% -	15.0%
	Adjusted EBITDAR[2] (US$ billion)	3.40 -		3.75	3.65 -		3.85
	Adjusted EBITDAR Margin[2]	24.5	% -	26.5%	26.0	% -	27.0%
	Adjusted Levered Free Cash Flow[3] (US$ billion)	> 1.2			> 1.3
	Liquidity[4] (US$ billion)	> 4.1			> 4.0
	Total Net Debt[5] (US$ billion)	< 5.2			< 5.4
	Total Net Debt/Adjusted EBITDAR (x)	≤ 1.5x			≤ 1.5x

	Assumptions
	Average exchange rate (BRL/USD)	5.9			5.7
	Jet fuel price[6] (US$/bbl)	90			90
1) Adjusted CASK ex-fuel includes adjustments to add back the effect of other gains and losses and employee compensations associated with the Corporate Incentive Plan. Adjusted Passenger CASK ex fuel is further adjusted to exclude cargo costs associated with belly and freighter operations.
2) Adjusted Operating Income excludes other gains and losses and employee compensations associated with the Corporate Incentive Plan. Adjusted EBITDAR is further adjusted to exclude foreign exchange gains and results of indexation units
3) Adjusted Levered Free Cash Flow calculated as the sum of net cash (outflow) inflow from operating and investing activities, adding payments from lease liabilities (amortization and interest) and financing predelivery payments, excluding amounts raised from the sale of property, plant and equipment, adding aircraft and non-aircraft financing interest.
4) Liquidity is defined as Cash and Cash Equivalents and undrawn, committed revolving credit facilities. The updated guidance published on July 28, 2025, assumes the execution of the second share repurchase program announced on June 27, 2025 (approximately US$290 million, equivalent to 2.4% of outstanding shares at 19 CLP per share). Subject to the final execution of the second share repurchase, this figure could change.
5) Total Net Debt includes operating lease liabilities, financial leases and other financial debt, and net of Cash and Cash Equivalents. The updated guidance published on July 28, 2025, assumes the execution of the second share repurchase program announced on June 27, 2025 (approximately US$290 million, equivalent to 2.4% of outstanding shares at 19 CLP per share). Subject to the final execution of the second share repurchase, this figure could change.
6) The jet fuel price projection does not include into-wing cost.

Note on forward-looking assumptions, outlooks and expectations are not facts but rather a good faith estimate of reality based on selected information believed to be reasonable. However, reality may differ from assumptions, outlooks and expectations. This report also contains forward-looking statements. Such statements may contain words such as “could,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM's current plans, estimates and projections and, therefore, you should not place undue reliance on such statements or the estimates arising from them. Forward-looking statements involve known and unknown inherent risks, uncertainties and other factors, many of which are beyond LATAM's control and are difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. The financial information contained herein does not constitute or replace in any way the submission of the corresponding financial statements of the Commission for the Financial Market (CMF) and the market, in terms of their content requirements, applicable procedures and deadlines of submission corresponding to the CMF in accordance with current regulations. These factors and uncertainties include in particular those described in documents we have filed with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them, whether as a result of new information, future events or any other factor. Our results may not be indicative of future performance, which remains subject to a number of uncertainties, including the risks disclosed in our annual report on Form 20-F, which was filed on March 13, 2025, and especially the risks and uncertainties associated with global developments, including the conflicts in the Middle East, the more recent country-specific tariffs imposed by the U.S. Commerce Department for goods imported in the United States and the retaliatory measures imposed in response by certain countries, and its impact on the currency exchanges, the worldwide supply chain and the availability of inventory and the prices of goods in general in commerce. In addition, as disclosed in our annual report on Form 20-F, our business is seasonal and our passenger revenues are generally higher in the first and fourth quarters of each year, during the southern hemisphere’s spring and summer. Finally, demand for air travel and cargo services is influenced by a number of factors beyond our control, including global, regional and national political and socioeconomic developments as well as changes in our competitive landscape, all of which could have a material impact on our ability to achieve the guidance disclosed herein.

2Q 2025 Results

FINANCIAL STATEMENTS PUBLICATION AND CONFERENCE CALL

LATAM Airlines Group S.A. filed its financial statements for the period ended June 30, 2025 with the Comisión para el Mercado Financiero (CMF) of Chile on July 28, 2025. These financial statements are available in Spanish and English at http://www.latamairlinesgroup.net. For further inquiries, please contact the Investor Relations team at InvestorRelations@latam.com.

The Company will hold a conference call to discuss the second quarter 2025 financial results on July 29, 2025, at 9:00 am ET / 9:00 am Santiago.

Webcast Link: Click here
Participant Call Link: Click here

About LATAM Airlines Group S.A.:

LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus 330, operated under short-term leases, is also part of the current operations.

LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates's aircraft, they have a fleet of 20 freighters. They operate on the LATAM group network as well as international routes that are exclusively operated by freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM press inquiries, please write to comunicaciones.externas@latam.com. Additional financial information is available at www.latamairlinesgroup.net.

2Q 2025 Results

LATAM Airlines Group S.A.
Consolidated Operational Statistics

	For the three month period ended June 30			For the six month period ended June 30
	2025	2024	% Change	2025	2024	% Change

System
Costs per ASK (US$ cents)	7.0	7.3	(5.1%)	6.9	7.5	(7.2%)
Adjusted Costs per ASK (US$ cents)	7.0	7.3	(4.3%)	6.9	7.4	(5.9%)
Costs per ASK ex fuel (US$ cents)	4.8	4.7	1.9%	4.7	4.8	(3.2%)
Adjusted Costs per ASK ex fuel (US$ cents)	4.8	4.7	3.1%	4.7	4.7	(1.2%)
Adjusted Passenger CASK ex fuel (US$ cents)	4.3	4.1	3.8%	4.2	4.2	(0.8%)
Fuel Gallons Consumed (millions)	347	326	6.5%	696	657	6.0%
Fuel Gallons Consumed per 1,000 ASKs	8.5	8.6	(1.7%)	8.5	8.6	(1.7%)
Fuel Price (with hedge) (US$ per gallon)	2.55	3.04	(16.1%)	2.67	3.07	(13.0%)
Fuel Price (without hedge) (US$ per gallon)	2.50	3.05	(18.0%)	2.65	3.10	(14.5%)
Average Trip Length (km)	1.656	1.622	2.1%	1.648	1.613	2.2%
Total Number of Employees (average)	39,430	36,922	6.8%	39,129	36,556	7.0%
Total Number of Employees (end of the period)	39,657	37,124	6.8%	39,657	37,124	6.8%

Passenger
ASKs (millions)	40,863	37,737	8.3%	82,120	76,198	7.8%
RPKs (millions)	34,103	31,028	9.9%	68,486	63,486	7.9%
Passengers Transported (thousands)	20,592	19,135	7.6%	41,561	39,370	5.6%
Load Factor (based on ASKs) %	83.5%	82.2%	1.2pp	83.4%	83.3%	0.1pp
Yield based on RPKs (US$ cents)	8.3	8.4	(1.3%)	8.4	8.7	(2.8%)
Revenues per ASK (US$ cents)	6.9	6.9	0.2%	7.0	7.2	(2.7%)

Cargo
ATKs (millions)	2,053	1,975	3.9%	4,068	3,906	4.2%
RTKs (millions)	1,108	1,048	5.7%	2,177	2,060	5.6%
Tons Transported (thousands)	256	247	3.4%	499	482	3.7%
Load Factor (based on ATKs) %	54.0%	53.1%	0.9pp	53.5%	52.8%	0.8pp
Yield based on RTKs (US$ cents)	37.8	36.2	4.2%	37.9	36.4	4.1%
Revenues per ATK (US$ cents)	20.4	19.2	6.0%	20.3	19.2	5.6%

Note: Adjusted figures include adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect) and employee compensations associated with the Corporate Incentive Plan. Adjusted Passenger CASK ex fuel also excludes cargo costs associated with belly and freighter operations.

2Q 2025 Results

LATAM Airlines Group S.A.
Consolidated Financial Results for the Second Quarter 2025 (in thousands of US Dollars)

	For the three month period ended June 30
	2025	Adjustments	2025 Adjusted	2024 Adjusted	% Change
REVENUE
Passenger	2,824,314	—	2,824,314	2,603,275	8.5%
Cargo	418,641	—	418,641	380,006	10.2%
Other Income	36,087	—	36,087	46,637	(22.6%)
TOTAL OPERATING REVENUE	3,279,042	—	3,279,042	3,029,918	8.2%
EXPENSES
Wages and Benefits	(450,761)	3,901	(446,860)	(403,804)	10.7%
Aircraft Fuel	(886,803)	—	(886,803)	(992,453)	(10.6%)
Commissions to Agents	(56,904)	—	(56,904)	(54,050)	5.3%
Depreciation and Amortization	(427,252)	—	(427,252)	(344,789)	23.9%
Other Rental and Landing Fees	(408,363)	—	(408,363)	(403,522)	1.2%
Passenger Services	(85,634)	—	(85,634)	(78,168)	9.6%
Aircraft Maintenance	(177,923)	—	(177,923)	(159,913)	11.3%
Other Operating Expenses	(366,497)	—	(366,497)	(319,423)	14.7%
Other gains/(losses)	12,679	(12,679)	—	—	n.m
TOTAL OPERATING EXPENSES	(2,847,458)	(8,778)	(2,856,236)	(2,756,122)	3.6%
OPERATING INCOME/(LOSS)	431,584	(8,778)	422,806	273,796	54.4%
Operating Margin	13.2%	(0.3pp)	12.9%	9.0%	3.9pp
Interest Income	26,975	—	26,975	31,080	(13.2%)
Interest Expense	(155,324)	—	(155,324)	(189,445)	(18.0%)
Foreign exchange gains	(50,903)	50,903	—	—	n.m
Result of indexation units	949	(949)	—	—	n.m
INCOME/(LOSS) BEFORE TAXES	253,281	41,176	294,457	115,431	155.1%
Income Taxes	(11,480)	—	(11,480)	(10,885)	5.5%
NET INCOME/(LOSS)	241,801	41,176	282,977	104,546	170.7%
Attributable to:
Owners of the parent company	241,569	41,176	282,745	104,803	169.8%
Non-controlling interest	232	—	232	(257)	n.m
NET INCOME/(LOSS) attributable to the owners of the parent company	241,569	41,176	282,745	104,803	169.8%
Net Margin attributable to the owners of the parent company	7.4%	1.3pp	8.6%	3.5%	5.2pp
Effective Tax Rate	(4.5%)	0.6pp	(3.9%)	(9.4%)	5.5pp
Financial Metrics for the Second Quarter 2025 (in thousands of US Dollars)
	For the three month period ended June 30
	2025		2024		Change (%)
Adjusted EBITDAR	850,058		618,585		37.4%
Adjusted EBITDAR Margin	25.9%		20.4%		5.5pp

Note: Adjustments include adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect), employee compensations associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.

2Q 2025 Results

LATAM Airlines Group S.A.
Consolidated Financial Results for the six-month period ended June (in thousands of US Dollars)

	For the six month period ended June 30
	2025	Adjustments	2025 Adjusted	2024 Adjusted	Var. %
REVENUE
Passenger	5,767,202	—	5,767,202	5,501,117	4.8%
Cargo	824,231	—	824,231	749,363	10.0%
Other Income	98,210	—	98,210	100,771	(2.5%)
TOTAL OPERATING REVENUE	6,689,643	—	6,689,643	6,351,251	5.3%
EXPENSES
Wages and Benefits	(901,739)	24,740	(876,999)	(808,845)	8.4%
Aircraft Fuel	(1,860,766)	—	(1,860,766)	(2,016,826)	(7.7%)
Commissions to Agents	(110,555)	—	(110,555)	(115,782)	(4.5%)
Depreciation and Amortization	(816,154)	—	(816,154)	(677,611)	20.4%
Other Rental and Landing Fees	(791,460)	—	(791,460)	(791,181)	—%
Passenger Services	(169,985)	—	(169,985)	(154,299)	10.2%
Aircraft Maintenance	(363,986)	—	(363,986)	(354,144)	2.8%
Other Operating Expenses	(703,703)	—	(703,703)	(696,062)	1.1%
Other gains/(losses)	18,583	(18,583)	—	—	n.m
TOTAL OPERATING EXPENSES	(5,699,765)	6,157	(5,693,608)	(5,614,750)	1.4%
OPERATING INCOME/(LOSS)	989,878	6,157	996,035	736,501	35.2%
Operating Margin	14.8%	0.1pp	14.9%	11.6%	3.3pp
Interest Income	60,033	—	60,033	62,530	(4.0%)
Interest Expense	(307,049)	—	(307,049)	(380,830)	(19.4%)
Foreign exchange gains	(126,048)	126,048	—	—	n.m
Result of indexation units	710	(710)	—	—	n.m
INCOME/(LOSS) BEFORE TAXES	617,524	131,495	749,019	418,201	79.1%
Income Taxes	(19,086)	—	(19,086)	(26,028)	(26.7%)
NET INCOME/(LOSS)	598,438	131,495	729,933	392,173	86.1%
Attributable to:
Owners of the parent company	596,857	131,495	728,352	390,754	86.4%
Non-controlling interest	1,581	—	1,581	1,419	11.4%
NET INCOME/(LOSS) attributable to the owners of the parent company	596,857	131,495	728,352	390,754	86.4%
Net Margin attributable to the owners of the parent company	8.9%	2.0pp	10.9%	6.2%	4.7pp
Effective Tax Rate	(3.1%)	0.5pp	(2.5%)	(6.2%)	3.7pp
Financial Metrics for the six-month period ended June (in thousands of US Dollars)
	For the six month period ended June 30
	2025		2024		Change (%)
Adjusted EBITDAR	1,812,189		1,414,112		28.2%
Adjusted EBITDAR Margin	27.1%		22.3%		4.8pp

Note: Adjustments include adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect), employee compensations associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.

2Q 2025 Results

LATAM Airlines Group S.A.
Consolidated Balance Sheet (in thousands of US Dollars)

	As of June 30	As of December 31
	2025	2024

Assets
Cash and cash equivalents	2,068,558	1,957,788
Other financial assets	84,080	67,295
Other non-financial assets	235,145	203,661
Trade and other accounts receivable	1,351,297	1,163,707
Accounts receivable from related entities	41	25
Inventories	459,179	438,530
Current tax assets	88,868	40,275
Total current assets other than non-current assets (or disposal groups) classified as held for sale	4,287,168	3,871,281

Non-current assets (or disposal groups) classified as held for sale	10,338	29,138

Total current assets	4,297,506	3,900,419

Other financial assets	59,049	53,772
Other non-financial assets	96,747	89,416
Accounts receivable	12,792	12,342
Intangible assets other than goodwill	1,104,118	1,000,170
Property, plant and equipment	11,028,746	10,186,697
Deferred tax assets	5,952	10,549
Total non-current assets	12,307,404	11,352,946
Total assets	16,604,910	15,253,365

Liabilities and shareholders' equity
Other financial liabilities	750,839	635,213
Trade and other accounts payables	2,720,039	2,133,572
Accounts payable to related entities	20,408	12,875
Other provisions	13,136	14,221
Current tax liabilities	13,607	6,281
Other non-financial liabilities	3,697,881	3,488,680
Total current liabilities	7,215,910	6,290,842

Other financial liabilities	6,771,424	6,515,238
Accounts payable	464,499	491,762
Other provisions	686,771	623,846
Deferred tax liabilities	339,761	312,677
Employee benefits	174,701	167,427
Other non-financial liabilities	47,689	140,244
Total non-current liabilities	8,484,845	8,251,194
Total liabilities	15,700,755	14,542,036

Share capital	5,003,534	5,003,534
Retained earnings/(losses)	1,566,091	1,148,291
Treasury Shares	(152,151)	—
Other equity	39	39
Other reserves	(5,502,705)	(5,428,597)
Parent’s ownership interest	914,808	723,267
Non-controlling interest	(10,653)	(11,938)
Total equity	904,155	711,329
Total liabilities and equity	16,604,910	15,253,365

2Q 2025 Results

LATAM Airlines Group S.A.
Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of June 30,	As of June 30,
	2025	2024

Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services	7,151,738	6,817,279
Other cash receipts from operating activities	88,864	125,484

Payments for operating activities
Payments to suppliers for the supply goods and services	(4,514,461)	(4,854,611)
Payments to and on behalf of employees	(895,660)	(653,235)
Other payments for operating activities	(211,464)	(159,655)
Income taxes (paid)	(37,724)	(29,372)
Other cash inflows (outflows)	(40,322)	108,947

Net cash (outflow) inflow from operating activities	1,540,971	1,354,837

Cash flows from investing activities
Amounts raised from sale of property, plant and equipment	27,031	37,740
Purchases of property, plant and equipment	(934,050)	(427,762)
Purchases of intangible assets	(47,936)	(35,040)
Interest received	55,762	58,016
Other cash inflows (outflows)	28,715	34,469

Net cash (outflow) inflow from investing activities	(870,478)	(332,577)

Cash flows inflow (out flow) from financing activities
Payments to acquire or redeem the entity's shares	(151,997)	—
Amounts raised from long-term loans	445,020	—
Loans repayments	(124,965)	(143,323)
Payments of lease liabilities	(202,369)	(148,118)
Dividends paid	(293,396)	(174,838)
Interest paid	(294,430)	(337,531)
Other cash (outflows) inflows	1,170	719

Net cash inflow (outflow) from financing activities	(620,967)	(803,091)

Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change	49,526	219,169
Effects of variation in the exchange rate on cash and cash equivalents	61,244	(80,571)
Net (decrease) increase in cash and cash equivalents	110,770	138,598

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	1,957,788	1,714,761

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	2,068,558	1,853,359

2Q 2025 Results

LATAM Airlines Group S.A.
Adjusted Free Cash Flow (in thousands of US Dollars)

Adjusted Free Cash Flow	For the three month period ended June 30,		For the six month period ended June 30,
	2025	2024	2025	2024

Adjusted EBITDAR	850,058	618,585	1,812,189	1,414,112

Changes in working capital	82,960	349,633	(146,529)	103,014
Cash taxes	(15,731)	(6,728)	(37,724)	(29,372)
Operating lease payments	(189,270)	(126,945)	(345,798)	(273,992)
Interest Income	24,734	20,599	55,762	58,016
Adj. Operating cash flow	752,749	855,144	1,337,900	1,271,778

Maintenance CapEx	(181,981)	(131,470)	(310,050)	(241,956)
CapEx for growth & Fleet CapEx Net of Financing	(49,182)	(272,436)	(285,166)	(324,049)
Adj. Investment cash flow *	(231,163)	(403,906)	(595,216)	(566,005)

Adj. Unlevered FCF	521,586	451,238	742,684	705,773
Interest on financial debt	(109,591)	(126,424)	(117,497)	(177,388)
Interest on finance leases	(17,149)	(17,748)	(33,504)	(36,514)
Adj. Levered FCF	394,846	307,066	591,683	491,871

Finance lease amortization	(57,742)	(81,451)	(124,965)	(130,051)
Non-Fleet Financial debt net amortization	—	(10,522)	—	(13,272)
Shareholder Distribution	(445,089)	(174,549)	(445,393)	(174,838)
Other (Incl. Asset Sale, Fx and others)	30,244	(38,558)	89,445	(35,112)
Adj. Financing & Others cash flow	(599,327)	(449,252)	(631,914)	(567,175)
Change in cash	(77,741)	1,986	110,770	138,598

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	2,146,299	1,851,373	1,957,788	1,714,761
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	2,068,558	1,853,359	2,068,558	1,853,359

Fleet Cash Cost	(254,080)	(220,977)	(484,081)	(429,445)

*Adjusted Investment cash flow is equivalent to total CapEx net of financing. A reconciliation table can be found in page 18.

Notes:

1) Adjusted EBITDAR includes adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect), employee compensations associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.
2) Operating lease payments include variable Aircraft Rentals (Pay by the Hour “PBH”) and Operational Leases under IFRS 16 including amortization and interest (both fleet and non-fleet).
3) Maintenance CapEx primarily includes engine shop visits, aircraft c-checks and restocking of parts for existing operation, as well as CapEx associated with fleet projects that do not contribute additional capacity to the group's operations or add new features to the existing offered product.
4) Growth & Fleet CapEx (net of financing) includes CapEx associated with additional spare parts and engines, engine shop visits, aircraft c-checks and restocking of parts for additional operation, PDPs, fleet projects that contribute additional capacity or new features to the existing offered product and certain other strategic projects that add value, and fleet arrivals net of their financing.
5) Fleet Cash cost includes Finance lease amortization, interest on finance leases and operating lease payments (Excluding Non-fleet lease liabilities). Calculation can be found in page 18.

2Q 2025 Results

LATAM Airlines Group S.A.
Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of June 30,	As of December 31,
	2025	2024

Total Assets	16,604,910	15,253,365
Total Liabilities	15,700,755	14,542,036
Total Equity*	904,155	711,329
Total Liabilities and Shareholders equity	16,604,910	15,253,365

Fleet lease liabilities	3,116,456	3,174,760
Fleet financial debt	1,670,712	1,188,771
Total Fleet Debt	4,787,168	4,363,531
Total Non-Fleet Debt (includes non-fleet lease liabilities and non-fleet financial debt)	2,731,073	2,786,920
Total Gross Debt	7,518,241	7,150,451
Cash, cash equivalents and liquid investments	(2,068,558)	(1,957,788)
Total Net Debt	5,449,683	5,192,663
*Includes non-controlling interest.
**Excluding associated guarantees.

LATAM Airlines Group S.A.
Main Financial Ratios

	As of June 30,	As of December 31,
	2025	2024

Cash, cash equivalents and liquid investments	2,068,558	1,957,788
Revolving Credit Facilities (RCF)	1,575,000	1,575,000
Liquidity (US$ thousands)	3,643,558	3,532,788
Liquidity as % of LTM revenues	27.2%	27.1%

Gross Debt (US$ thousands)	7,518,241	7,150,451
Gross Debt / Adjusted EBITDAR (LTM)	2.1x	2.3x

Net Debt (US$ thousands)	5,449,683	5,192,663
Net Debt / Adjusted EBITDAR (LTM)	1.6x	1.7x

Note: Adjusted EBITDAR (LTM) refers to Adjusted EBITDAR (Last Twelve Months) (US$ thousands). For the ratios as of June 30, 2025, and December 31, 2024, it is calculated using the last twelve months as of June 30, 2025 (US$3,505,958) and the full twelve months in 2024 (US$3,107,878).

2Q 2025 Results

LATAM Airlines Group S.A.
Consolidated Fleet

	As of June 30, 2025
	Aircraft on Property, Plant & Equipment	Aircraft on Right of Use under IFRS16	Total

Passenger Aircraft
Boeing 767-300ER	9	—	9
Boeing 777-300ER	10	—	10
Boeing 787-8	6	4	10
Boeing 787-9	2	25	27
Airbus A319-100	11	29	40
Airbus A320-200	88	47	135
Airbus A320-Neo	6	36	42
Airbus A321-200	32	17	49
Airbus A321-Neo	1	14	15
TOTAL	165	172	337

Short-term leases
Airbus A330-200	—	3	3
TOTAL	—	3	3

Cargo Aircraft
Boeing 767-300F	19	1	20
TOTAL	19	1	20

TOTAL FLEET	184	176	360

Note: This table includes 1 Boeing 767-300F that was reclassified from Property, Plant and Equipment to Assets Held for Sale.

2Q 2025 Results

LATAM Airlines Group S.A.
Reconciliation of Reported Amounts to Non-GAAP Items (in thousands of US Dollars)

LATAM Airlines Group S.A. ("LATAM" or "the Company") prepares its financial statements under “International Financial Reporting Standards” (“IFRS”) as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an Adapted by Nature Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. These adjustments to include or exclude special items allows management an additional tool to understand and analyze its core operating performance and allow for more meaningful comparison in the industry. Therefore, LATAM believes these non-GAAP financial measures, derived from the consolidated financial statements but not presented in accordance with IFRS, may provide useful information to investors and others. In this table, you can find a reconciliation of the IFRS and the Adapted by Nature Format as LATAM reports its Income Statement in this earnings release for ease of comparison and further disclosure, as well as the adjustments made for Special Items.

These non-GAAP items may not be comparable to similarly titled non-GAAP items of other companies and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. The tables below show these reconciliations:

	For the three month period ended June 30,			For the six month period ended June 30,
	2025	2024	% Change	2025	2024	% Change

Cost of sales	(2,366,330)	(2,346,447)	0.8%	(4,766,212)	(4,740,306)	0.5%
Distribution costs	(128,998)	(143,092)	(9.8%)	(264,028)	(301,384)	(12.4%)
Administrative expenses	(206,141)	(193,706)	6.4%	(397,919)	(381,148)	4.4%
Other expenses	(158,668)	(89,573)	77.1%	(290,189)	(230,552)	25.9%
Other gains/(losses)	12,679	3,304	283.7%	18,583	(43,127)	(143.1%)
TOTAL OPERATING EXPENSES	(2,847,458)	(2,769,514)	2.8%	(5,699,765)	(5,696,517)	0.1%
Other gains/(losses)	(12,679)	(3,304)	283.7%	(18,583)	43,127	(143.1%)
Adjustments for Corporate Incentive Plan	3,901	15,684	(75.1%)	24,740	36,395	(32.0%)
Aircraft rentals expense	—	1,012	(100.0%)	—	2,245	(100.0%)
ADJUSTED TOTAL OPERATING EXPENSES	(2,856,236)	(2,756,122)	3.6%	(5,693,608)	(5,614,750)	1.4%

TOTAL OPERATING EXPENSES	(2,847,458)	(2,769,514)	2.8%	(5,699,765)	(5,696,517)	0.1%
Aircraft fuel expenses	886,803	992,453	(10.6%)	1,860,766	2,016,826	(7.7%)
Operating Expenses (Ex-Fuel)	(1,960,655)	(1,777,061)	10.3%	(3,838,999)	(3,679,691)	4.3%
ASKs (millions)	40,863	37,737	8.3%	82,120	76,198	7.8%
CASK (Ex-Fuel)	(4.8)	(4.7)	1.9%	(4.7)	(4.8)	(3.2%)

ADJUSTED TOTAL OPERATING EXPENSES	(2,856,236)	(2,756,122)	3.6%	(5,693,608)	(5,614,750)	1.4%
Aircraft fuel expenses	886,803	992,453	(10.6%)	1,860,766	2,016,826	(7.7%)
Adjusted Operating Expenses (Ex-Fuel)	(1,969,433)	(1,763,669)	11.7%	(3,832,842)	(3,597,924)	6.5%
ASKs (millions)	40,863	37,737	8.3%	82,120	76,198	7.8%
ADJUSTED CASK Ex-Fuel (US$ cents)	(4.8)	(4.7)	3.1%	(4.7)	(4.7)	(1.2%)

Operating lease payments	(189,270)	(126,945)	49.1%	(345,798)	(273,992)	26.2%
Interest on finance leases	(17,149)	(17,748)	(3.4%)	(33,504)	(36,514)	(8.2%)
Finance lease amortization	(57,742)	(81,451)	(29.1%)	(124,965)	(130,051)	(3.9%)
Non-fleet lease liabilities	10,081	5,167	95.1%	20,186	11,112	81.7%
FLEET CASH COSTS	(254,080)	(220,977)	15.0%	(484,081)	(429,445)	12.7%

NET INCOME/(LOSS)	241,801	145,289	66.4%	598,438	405,243	47.7%
Income Taxes	11,480	10,885	5.5%	19,086	26,028	(26.7%)
Interest Expense	155,324	189,445	(18.0%)	307,049	380,830	(19.4%)
Interest Income	(26,975)	(31,080)	(13.2%)	(60,033)	(62,530)	(4.0%)
Depreciation and Amortization	427,252	344,789	23.9%	816,154	677,611	20.4%
EBITDA	808,882	659,328	22.7%	1,680,694	1,427,182	17.8%
Aircraft rentals expense	—	1,012	(100.0%)	—	2,245	(100.0%)
EBITDAR	808,882	660,340	22.5%	1,680,694	1,429,427	17.6%
Other gains/(losses)	(12,679)	(3,304)	283.7%	(18,583)	43,127	(143.1%)
Foreign exchange gains/(losses)	50,903	(47,455)	n.m	126,048	(87,082)	n.m
Results of indexation units	(949)	(6,680)	(85.8%)	(710)	(7,755)	(90.8%)
Adjustments for Corporate Incentive Plan	3,901	15,684	(75.1%)	24,740	36,395	(32.0%)
ADJUSTED EBITDAR	850,058	618,585	37.4%	1,812,189	1,414,112	28.2%

2Q 2025 Results

	For the three month period ended June 30,			For the six month period ended June 30,
	2025	2024	% Change	2025	2024	% Change

Purchases of property, plant and equipment	(563,779)	(325,278)	73.3%	(934,050)	(427,762)	118.4%
Purchases of intangible assets	(22,831)	(21,743)	5.0%	(47,936)	(35,040)	36.8%
Reconciled by:
Leased Maintenance Capitalizations	(54,659)	(63,766)	(14.3%)	(86,965)	(130,672)	(33.4)%
Capital raised for fleet related financing	395,520	—	n.m	445,020	—	n.m
Financing of Pre delivery payments	—	—	n.m	—	—	n.m
Recoveries of credits and Guarantee deposit received from the sale of aircraft*	14,586	6,880	112.0%	28,715	27,469	4.5%
Insurance recovery	—	—	n.m	—	—	n.m
TOTAL CAPEX NET OF FINANCING	(231,163)	(403,906)	(42.8%)	(595,216)	(566,005)	5.2%

*For the six month period ended June 30, 2024, excludes US$7 million related to advanced payments arising from the sale of aircraft in the period.